UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The Stars Group Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

85570W100

(CUSIP Number)

July 10, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85570W100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CVC European Equity V Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power (See Item 4) 26,962,108

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power (See Item 4) 26,962,108

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,962,108

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 9.99%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 85570W100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CVC European Equity Partners V (A) L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power (See Item 4) 26,962,108

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power (See Item 4) 26,962,108

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,962,108

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 9.99%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 85570W100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CVC European Equity Partners V (B) L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power (See Item 4) 26,962,108

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power (See Item 4) 26,962,108

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,962,108

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 9.99%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 85570W100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CVC European Equity Partners V (C) L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power (See Item 4) 26,962,108

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power (See Item 4) 26,962,108

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,962,108

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 9.99%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 85570W100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CVC European Equity Partners V (D) L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power (See Item 4) 26,962,108

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power (See Item 4) 26,962,108

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,962,108

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 9.99%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 85570W100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CVC European Equity Partners V (E) L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power (See Item 4) 26,962,108

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power (See Item 4) 26,962,108

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,962,108

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 9.99%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 85570W100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Cyan Blue Jerseyco Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power (See Item 4) 26,962,108

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power (See Item 4) 26,962,108

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,962,108

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 9.99%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 85570W100

Schedule 13G

Item 1(a).	Name of Issuer: The Stars Group Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 200 Bay Street South Tower, Suite 3205 Toronto, Ontario, Canada M5J 2J3

Item 2(a).

Name of Persons Filing:
This joint statement on Schedule 13G is being filed by:

CVC European Equity V Limited

CVC European Equity Partners V (A) L.P.

CVC European Equity Partners V (B) L.P.

CVC European Equity Partners V (C) L.P.

CVC European Equity Partners V (D) L.P.

CVC European Equity Partners V (E) L.P.

Cyan Blue Jerseyco Limited

(together, the “Reporting Persons”)

Item 2(b).

Address or Principal Business Office:
The address of the principal office of CVC European Equity V Limited is 1 Waverley Place, St. Helier, Jersey, JE1 1SG Channel Islands. The address of the principal office of CVC European Equity Partners V (A) L.P., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P. and CVC European Equity Partners V (E) L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands. The address of the principal office of Cyan Blue Jerseyco Limited is 1 Waverley Place, Union Street, St. Helier, JE1 1SG, Jersey.

Item 2(c).

Citizenship:
CVC European Equity V Limited is a private company incorporated under the laws of Jersey. Each of CVC European Equity Partners V (A) L.P., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P. and CVC European Equity Partners V (E) L.P. is an exempted limited partnership organized under the laws of the Cayman Island. Cyan Blue Jerseyco Limited is a private limited company incorporated under the laws of Jersey.

Item 2(d).	Title of Class of Securities: Common Shares, no par value
Item 2(e).	CUSIP Number: 85570W100

Item 3.	Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.
(a).

Amount beneficially owned:

Cyan Blue Jerseyco Limited (“Cyan Blue”) is the record owner of 26,962,108 Common Shares of the Issuer (the “Cyan Blue Shares”). Cyan Blue is wholly owned collectively by CVC European Equity Partners V (A) L.P., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P. and CVC European Equity Partners V (E) L.P. (together, the “Limited Partnerships”), and the sole general partner of the Limited Partnerships is CVC European Equity V Limited. As the sole general partner of the Limited Partnerships, which collectively control Cyan Blue, CVC European Equity V Limited also may be deemed to own beneficially the Cyan Blue Shares. The Board of Directors of CVC European Equity V Limited has the sole right to make decisions regarding the voting and disposition of the common shares of Cyan Blue held by the Limited Partnerships and is therefore the controlling entity of Cyan Blue.

(b).

Percent of class:

See Line 11 of each of the cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 269,952,326 Common Shares outstanding after giving effect to the sale by the Issuer of 25,000,000 Common Shares and the voluntary conversion and preferred share conversion of outstanding preferred shares into 59,954,933 Common Shares, each as described in the Issuer’s Prospectus Supplement, dated June 21, 2018 filed with the SEC on June 25, 2018 and the issuance of 37,934,054 Common Shares of the Issuer as a portion of the consideration for the acquisition of Sky Betting & Gaming, as described in the Issuer’s Form 6-K furnished with the SEC on July 10, 2018.

	(c).	Number of shares as to which such person has:
		(i).	Sole power to vote or to direct the vote: See Line 5 of the cover sheets.
		(ii).	Shared power to vote or to direct the vote: See Line 6 of the cover sheets.
		(iii).	Sole power to dispose or to direct the disposition of: See Line 7 of the cover sheets.
		(iv).	Shared power to dispose or to direct the disposition of: See Line 8 of the cover sheets.

Each Reporting Person disclaims beneficial ownership of such Common Shares except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2018

CVC EUROPEAN EQUITY V LIMITED

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS V (A) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED
General Partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS V (B) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED
General Partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS V (C) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED General Partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS V (D) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED
General Partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CVC EUROPEAN EQUITY PARTNERS V (E) L.P.

By:	CVC EUROPEAN EQUITY V LIMITED
General Partner

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

CYAN BLUE JERSEYCO LIMITED

By:	/s/ Carl John Hansen
	Name:	Carl John Hansen
	Title:	Director

EXHIBIT INDEX

99.1        Joint Filing Agreement